================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      FOR THE THREE-MONTH PERIOD ENDED APRIL 1, 2002.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 001-9553

                                   ----------

(A) FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAME BELOW.

                         VIACOM OUTDOOR INC. 401(K) PLAN

(B) NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                                   VIACOM INC.
                        1515 BROADWAY, NEW YORK, NY 10036



                              REQUIRED INFORMATION

(a) FINANCIAL STATEMENTS. FILED AS PART OF THIS REPORT ON FORM 11-K ARE THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO OF THE VIACOM OUTDOOR INC. 401(k) PLAN AS REQUIRED BY FORM 11-K, TOGETHER WITH THE REPORT THEREON OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT AUDITORS, DATED OCTOBER 15, 2002, EXCEPT FOR NOTE 7, FOR WHICH DATE IS DECEMBER 13, 2002.

(b)   EXHIBITS. A CONSENT OF PRICEWATERHOUSECOOPERS LLP IS BEING FILED AS
      EXHIBIT 23 TO THIS REPORT.



================================================================================

                               VIACOM OUTDOOR INC.
                                   401(k) PLAN
             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                                     PAGE
                                                                     ----

Report of Independent Accountants...................................    1

Statements of Net Assets Available for Benefits.....................    2

Statement of Changes in Net Assets Available for Benefits...........    3

Notes to Financial Statements.......................................  4-9

Supplemental Schedule*:
Schedule of Nonexempt Transactions..................................   11

----------

* Other schedules required by the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees
  Viacom Outdoor Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom Outdoor Inc. 401(k) Plan (the "Plan") at April 1, 2002 and December 31, 2001, and the changes in net assets available for benefits for the three-month period ended April 1, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 3 to the financial statements, the 2001 financial statements include investments valued at $1,057,393 (approximately 5% of net assets) whose fair values have been estimated by the Board of Trustees in the absence of readily determinable market values. We have examined the procedures used by the Board of Trustees in arriving at its estimate of the value of such investments and have inspected underlying documentation. In the circumstances, we believe that such procedures are reasonable and the documentation appropriate; however, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Effective April 1, 2002, the net assets of the Plan were merged with the Viacom 401(k) Plan.


/s/ PRICEWATERHOUSECOOPERS LLP
October 15, 2002, except for Note 7,
for which date is December 13, 2002
Phoenix, Arizona

                         VIACOM OUTDOOR INC. 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                     AT APRIL 1, 2002 AND DECEMBER 31, 2001


                                                      2002              2001
                                                      ----              ----
                                     ASSETS

Investments, at fair value: ....................  $         -       $20,324,293
                                                  -----------       -----------

Contributions receivable:
        Employer ...............................            -           303,894
        Participant ............................            -           134,008
                                                  -----------       -----------

              Total contributions receivable ...            -           437,902
                                                  -----------       -----------

Net assets available for benefits ..............  $         -       $20,762,195
                                                  ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                         VIACOM OUTDOOR INC. 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE THREE-MONTH PERIOD ENDED APRIL 1, 2002



Additions to net assets attributed to:
   Investment income:
       Net appreciation in fair value of investments .....     $     99,099
       Interest income ...................................           42,858
                                                               ------------
              Total investment income ....................          141,957

Contributions:
   Participant contributions .............................          999,994
                                                               ------------

              Total additions ............................        1,141,951

Deductions from net assets attributed to:
   Benefits paid to participants .........................         (668,179)
                                                               ------------

Net increase in net assets available for benefits ........          473,772

Transfer of assets to Viacom 401(k) Plan .................      (21,235,967)
                                                               ------------

Net assets available for benefits:
   Beginning of year .....................................       20,762,195
                                                               ------------
   End of year ...........................................     $          -
                                                               ============



   The accompanying notes are an integral part of these financial statements.

                         VIACOM OUTDOOR INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN

         The following description of the Viacom Outdoor Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was formerly known as the Infinity Outdoor, Inc. 401(k) Plan. Effective September 1, 2001, it was renamed the Viacom Outdoor Inc. 401(k) Plan.

         GENERAL

         The Plan, established on January 1, 1987, is a defined contribution plan of Viacom Outdoor Inc. (the "Company", "Employer", or "Plan Sponsor"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In December 1999, the Company was acquired by Infinity Broadcasting Corporation ("Infinity"). As a result of the acquisition, the Company became a wholly-owned subsidiary of Infinity. In connection with the acquisition, each share of the Company's stock was exchanged for 1.25 shares of Infinity Class A common stock ("Infinity Stock").

         Prior to May 4, 2000, Infinity was a subsidiary of CBS Corporation ("CBS"). On May 4, 2000, CBS merged with Viacom Inc. ("Viacom") and, as a result of the merger, Infinity became a majority-owned subsidiary of Viacom. On February 21, 2001, Viacom completed its merger with Infinity by purchasing the remaining minority interest that it did not already own. As a result of the merger, each share of Infinity Stock was converted into 0.592 of a share of Viacom Class B Common Stock ("Viacom Stock"). Immediately prior to the completion of the merger, all of the outstanding common stock of the Company was transferred to Infinity Media Corporation, a wholly owned subsidiary of Infinity.

         Effective April 1, 2002, the Plan was merged into the Viacom 401(k) Plan (formerly known as the Viacom Investment Plan, a defined contribution 401(k) plan sponsored by Viacom) and all net assets were transferred to the Viacom 401(k) Plan. The participants' former investment accounts were transferred to funds of the Viacom 401(k) Plan considered to be of similar quality and nature as determined by Viacom.

         As of March 29, 2002, the Plan offered participants the following funds as described in the individual fund's prospectus, to invest pre-tax and rollover contributions:

         - The Fidelity Advisor Growth Opportunities Fund - This fund primarily invests in growth, cyclical and value stocks, and securities convertible to common stocks. The fund may also invest in other securities, such as preferred stocks and bonds.

         - The Fidelity Advisor High Yield A Fund - This fund primarily invests in high-yielding, fixed income and zero coupon securities, such as bonds, debentures and notes, convertible securities and preferred stock.

         - Federated Bond Fund - This fund invests at least 65% of its assets in investment-grade corporate bonds, U.S. government securities, preferred stock, convertibles and cash. It may invest up to 35% of assets in debt rated as low as B. It may invest up to 25% in debt securities of foreign governments.

         - Nationwide Fund - This fund invests primarily in common stocks, but may also include convertible issues, bonds and money market instruments.

         - The Twentieth Century Ultra Investors Fund - This fund primarily invests in domestic common stocks considered to have better-than-average prospects for appreciation.

         - The Templeton Foreign Fund - This fund primarily invests in stock and debt obligations of companies and governments outside the United States.

                        VIACOM OUTDOOR INC. 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


         - The Fixed Account Fund - This fund represents investments in a guaranteed return contract that provides an annual interest guarantee.

         - The Warburg Pincus Emerging Growth Fund - This fund primarily invests in equity securities of small-to-medium sized companies in the United States.

         - The Nationwide Money Market Fund - This fund primarily invests in commercial paper and U.S. Government obligations.

         - The Nationwide S&P 500 Index Fund - This fund seeks investment results that corresponds with the price and yield performance of the S&P 500 Index

         - Oppenheimer Global Fund - This fund seeks capital appreciation investing in U.S. and International stocks.

         - Personal Portfolios - These funds invest in balanced portfolios of cash, bonds and stock.

         - The Viacom Inc. Common Stock Fund - This fund invests in the common stock of Viacom Inc., the parent company of Infinity, which is the parent company of Infinity Media Corporation, which is the parent company of Viacom Outdoor Inc., the Plan sponsor.

         The Plan previously offered participants the following funds, to invest pre-tax and rollover contributions, (balances are still within these funds as participants were not required to transfer their investments):

         - The Neuberger & Berman Guardian Trust Fund - This fund primarily invests in stocks of established companies believed to be undervalued in comparison to stocks of similar companies.

         - The Fidelity Asset Manager Fund - This fund primarily invests in stocks, bonds and short-term instruments.

         - The Dreyfus A Bonds Plus Fund - This fund primarily invests in corporate bonds and notes and short-term securities.

         - The Neuberger & Berman Partners Trust Fund - This fund primarily invest in common stocks, bonds, and debentures believed to have potential for appreciation in value.

         - Deeds of Trust - These investments are in first deeds of trust. All deeds of trust are held in conjunction with related parties. Effective January 1, 1995, this investment option is no longer open to participant contributions; however, all income earned on this investment will continue to be reinvested in the fund.

         CONTRIBUTIONS

         Plan contributions consist of three components: (1) eligible employee deferral contributions of up to 15% of the participant's monthly pretax compensation up to an annual before-tax dollar limitation in accordance with the Internal Revenue Service ($11,000 for 2002), (2) discretionary employer contributions, as determined annually by the Company, and (3) rollover contributions representing qualifying lump-sum distributions received by a participant from a plan sponsored by another employer. Various accounts are maintained to record employee contributions, discretionary employer contributions and rollover contributions. The benefit to which a participant is entitled is the total benefit provided from the combined amount of their participant accounts.

                         VIACOM OUTDOOR INC. 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


         FORFEITURES

         Forfeitures representing the value of nonvested benefits of terminated participants are reallocated to active participants of the Plan and serve to reduce employer contributions to the Plan in the year in which employment terminates. There were no forfeitures during 2002.

         ELIGIBILITY

         Employees are eligible to participate in the Plan upon meeting the following criteria: (1) 21 years of age; (2) 90 days of service; and
         (3) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise.

         VESTING

         Participants are immediately 100% vested in their voluntary and rollover contributions, plus actual earnings thereon. Vesting of employer contributions plus actual earnings thereon is based on years of service, as follows:

         0 - 2 years of service..............................    0% vested
         2 years and 1 day of service........................  100% vested

         PARTICIPANT BENEFITS AND DISTRIBUTIONS

         Employer contributions and net investment income are allocated proportionally to individual participant accounts in accordance with the provisions of the Plan. Benefits provided by the Plan are paid from the net assets available for benefits. Participants separated from the Plan due to retirement, total and permanent disability or death are automatically fully vested in their employer contributions and will receive their benefits including their voluntary and rollover contributions in equal annual installments or a lump sum payment. Participants separated from the Plan due to termination receive a lump sum payment including the full value of their voluntary and rollover contributions and the vested portion of their employer contributions.

         PARTICIPANT LOANS

         Participants may borrow from the Plan subject to a maximum loan balance of the lesser of: (1) 50% of their vested account balances, or (2) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding balance of loans from the Plan to the participant on the date of the loan. All loans must be repaid with interest within five years (however, loans used to acquire a principal residence of the participant must be repaid within fifteen years). Interest rates for loans are determined periodically by the Plan trustee. Interest rates on loans outstanding at December 31, 2001 ranged from 6.75% to 11.5%.

         ADMINISTRATIVE EXPENSES

         The Company pays all administrative expenses of the Plan. Accordingly, these cost are not reflected in the accompanying financial statements.

                         VIACOM OUTDOOR INC. 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

2.       SIGNIFICANT ACCOUNTING POLICIES

         METHOD OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and changes in net assets during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently established information. Changes in fact or circumstances may result in revised estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Plan investments are valued at fair market value based on quoted market prices with the exception of the Fixed Account Fund (as more fully described below).

         The investments with Nationwide Life Insurance Company ("Nationwide") represent pooled separate accounts which are governed under a variable return contract consisting of numerous mutual fund options with a range of investment objectives. Each participant in the Plan is assigned a number of units based on the dollar amount invested by the participant including amounts matched by the Employer and the daily unit value of the selected investment funds. A daily unit value is calculated for each Nationwide Investment fund based on the net asset value of the underlying mutual fund plus declared dividends and capital gains distributions less asset management fees for the day.

         The Plan has a benefit-responsive investment contract within the Fixed Account Fund held with Nationwide. Nationwide maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value (which approximates fair value) as reported to the Plan by Nationwide. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

         The Plan's investments in individual deeds of trust (Note 3) represent a percentage of the entire applicable deed of trust, the remainder of which is held by related plans with a common trustee. These investments are collateralized by real property, the majority of which is located in Maricopa County, Arizona. There is no unrealized appreciation/ depreciation on deeds of trust as management believes the cost of the investments represents a reasonable estimate of their fair market values. Further, the deeds of trust have no secondary market and, therefore, are stated at their cost which management believes represents a reasonable estimate of their fair market value.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                         VIACOM OUTDOOR INC. 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


3.       INVESTMENTS

         The following presents investments that represent 5% or more of the Plan's net assets at April 1, 2002 and December 31, 2001.

                                                                  2002               2001
                                                                  ----               ----

         Fidelity Advisor Growth Opportunities Fund.......... $     -        $  2,045,022
         Neuberger & Berman Partners Trust Fund..............       -           1,337,070
         Twentieth Century Ultra Investors Fund..............       -           3,380,577
         Templeton Foreign Fund..............................       -           2,168,725
         Warburg Pincus Emerging Growth Fund.................       -           2,076,621
         Neuberger & Berman Guardian Trust Fund..............       -           1,227,369
         Deeds of Trust (Note 2).............................       -           1,057,393
         Fixed Account Fund..................................       -           1,117,969

         During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $99,099 as follows:

                                                                   2002
                                                                   ----

         Mutual funds........................................ $      9,840
         Viacom Inc. Common Stock............................       89,259
                                                              ------------
                                                              $     99,099
                                                              ============
4.       TERMINATION OR AMENDMENT

         Effective April 1, 2002, the Company merged the Plan's assets and liabilities into the Viacom 401(k) Plan and the Plan ceased to exist as a stand-alone plan. Although Viacom has not expressed any intent to terminate the Viacom 401(k) Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

5.       TAX STATUS OF THE PLAN

         The Internal Revenue Service ("IRS") has determined and informed the Plan Sponsor by letter dated January 8, 1998 that the Plan and related trust meet the requirements of Section 401(k) of the Internal Revenue Code ("IRC") and are exempt from federal income tax under Section 501
         (a) of the IRC. The Plan has been amended since receiving the determination letter and the Plan Sponsor and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

         On February 18, 2002, an application, which is currently pending, was submitted to the IRS for an updated determination letter.

                         VIACOM OUTDOOR INC. 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

6.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of funds managed by Nationwide Life Insurance Company. Nationwide Life Insurance Company is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are held in deeds of trust which are held in conjunction with related plans with a common trustee. Certain Plan assets are invested in the common stock of Viacom Inc. Viacom is the parent company of Infinity, which is the parent company of Infinity Media Corporation, which is the parent company of the Plan Sponsor. These transactions also qualify as party-in-interest transactions to the Plan. The transactions are permitted under the instruments under which the plan is maintained.

7.       SUBSEQUENT EVENTS

         During June 2002, the Company determined that participant contributions for January 2002 were deposited beyond the time period allowed under ERISA, due to an electronic download error. The total of the delinquent withholdings were $13,208 and the Company determined that the earnings lost by the delinquency were $1,982. The Company made the full contribution to the Viacom 401(k) Plan for the withholding and the lost earnings on September 18, 2002.

         Additionally, in November 2002, the Company determined that participant contributions for March 2002 were deposited beyond the time period allowed under ERISA, as a result of the Plan being merged with the Viacom 401(k). The total of the delinquent withholdings were $314,250 and the Company determined that the earnings lost by the delinquency were $1,315. The participant accounts were credited for the delinquent withholdings and lost earnings on May 2, 2002 and December 13, 2002, respectively.

                             SUPPLEMENTAL SCHEDULE

                             SUPPLEMENTAL SCHEDULE


                        Viacom Outdoor Inc. 401(k) Plan
                       Schedule of Nonexempt Transactions
                 for the three-month period ended April 1, 2002

-------------------------------------------------------------------------------------------------------------------------------
                                                (c) Description of Transaction    (d) Cost
                     (b) Relationship to Plan,     Including Maturity Date,     (Historical) (e) Current Value   (f) Net Gain
(a)  Identity of          Employer, or Other     Rate of Interest, Collateral,    of Asset        of Asset      (Loss) on Each
    Party Involved        Party-In-Interest         Par or Maturity Value                                         Transaction
-------------------------------------------------------------------------------------------------------------------------------
Viacom Outdoor Inc.  Sponsor                    Untimely remittance of           $ 314,250           $315,565      $1,315
                                                  participant contribution

Viacom Outdoor Inc.  Sponsor                    Untimely remittance of           $  13,208           $ 15,190      $1,982
                                                  participant contribution       ----------------------------------------
                                                                                 $ 327,458           $330,681      $3,223
                                                                                 ========================================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                       VIACOM OUTDOOR INC. 401(k) PLAN



                                       By:/s/ WALLY KELLY
                                          -------------------------------------
                                          Name: Wally Kelly
                                          Title: President and CEO

Dated February 3, 2003